UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 26, 2022

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07. Submission of Matters to a Vote of Security Holders.

McDonald's Corporation (the "Company") held its Annual Shareholders' Meeting (the "Annual Meeting") on May 26, 2022. Set forth below are the final, certified voting results for each proposal presented at the Annual Meeting, as reported by First Coast Results, Inc., the Company's independent inspector of election (the "Inspector"). Based on these results, 564,335,881 shares of the Company's common stock were voted in person or by proxy at the Annual Meeting, representing 76.3% of the shares outstanding and entitled to vote.

Proposal 1: Each of the 12 individuals named below under "Company Nominees" was re-elected to the Company's Board of Directors, to serve until the Company's 2023 Annual Shareholders' Meeting and until his or her successor has been elected and qualified.

Name	For	Withhold
Company Nominees:		
Lloyd Dean	485,158,940	11,467,870
Robert Eckert	457,827,521	38,799,288
Catherine Engelbert	489,906,502	6,720,307
Margaret Georgiadis	489,863,367	6,763,442
Enrique Hernandez, Jr.	430,350,542	66,276,267
Christopher Kempczinski	490,216,104	6,410,806
Richard Lenny	448,455,853	38,721,505
John Mulligan	487,796,683	8,830,127
Sheila Penrose	449,617,800	37,559,559
John Rogers, Jr.	460,238,482	36,388,327
Paul Walsh	486,657,975	9,968,834
Miles White	451,739,999	44,886,810
Icahn Group Nominees:		
Leslie Samuelrich	7,579,400	1,870,231
Maisie Lucia Ganzler	9,162,756	286,695

Proposal 2: The advisory vote to approve the compensation awarded to the Company's named executive officers for 2021 was approved.

For	Against	Abstain	Broker Non-Votes
445,844,119	45,945,786	4,836,942	67,709,034

Proposal 3: The advisory vote to ratify the appointment of Ernst & Young LLP as the Company's independent auditor for 2022 was approved.

For	Against	Abstain
535,437,880	26,199,789	2,698,212

Proposal 4: The advisory shareholder proposal requesting to modify the threshold to call special shareholders' meetings was not approved.

For	Against	Abstain	Broker Non-Votes
213,812,597	278,391,121	4,423,129	67,709,034

Proposal 5: The advisory shareholder proposal requesting a report on reducing plastics use was not approved.

For	Against	Abstain	Broker Non-Votes
206,214,785	286,211,716	4,200,346	67,709,034

Proposal 6: The advisory shareholder proposal requesting a report on antibiotics and public health costs was not approved.

For	Against	Abstain	Broker Non-Votes
65,497,238	423,980,820	7,148,789	67,709,034

Proposal 7: The advisory shareholder proposal requesting disclosure regarding gestation stall use in the Company's U.S. pork supply chain was withdrawn by the shareholder proponent and, as a result, was not voted on at the Annual Meeting.

Proposal 8: The advisory shareholder proposal requesting a third-party civil rights audit was approved.

For	Against	Abstain	Broker Non-Votes
273,834,422	217,192,343	5,600,082	67,709,034

Proposal 9: The advisory shareholder proposal requesting a report on lobbying activities and expenditures was not approved.

For	Against	Abstain	Broker Non-Votes
172,635,488	318,130,519	5,860,840	67,709,034

Proposal 10: The advisory shareholder proposal requesting a report on global public policy and political influence was not approved.

For	Against	Abstain	Broker Non-Votes
62,353,058	429,187,701	5,086,088	67,709,034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 2, 2022

By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Corporate Vice President, Associate General Counsel
and Assistant Secretary